

Mail Stop 3561

March 14, 2017

E. Chris Kaitson
Vice President
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re: Midcoast Energy Partners, L.P.**
> **Schedule 14C**
> **Filed February 15, 2017**
> **File No. 001-36175**
>
> **Schedule 13E-3**
> **Filed February 15, 2017**
> **File No. 005-87752**

Dear Mr. Kaitson:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. The Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of the schedule. Refer to General Instruction G of Schedule 13E-3. Please revise so that all substantive information included in the schedule appears instead in the information statement and is incorporated by reference into the schedule.

Item 13. Financial Statements

2. Please update this section to reference the Form 10-K filed after the filing of the Schedule 13E-3. Please also correspondingly update the summarized financial information appearing in the information statement.

Preliminary Information Statement on Schedule 14C

General

3. Please provide the disclosure required by Item 14(b)(5) of Schedule 14A.

Special Factors

Background of the Merger, page 15

4. We note that you expected MEP to breach certain covenants under the Loan Documents. Please disclose whether you attempted to renegotiate the Loan Documents to modify the covenants or sought a waiver for the potential breach of covenants under the Loan Documents.

5. We note your discussion throughout this section of actions taken by the MEP Committee starting in July 2015. We also note your disclosure on page 19 that on December 5, 2016, the MEP GP Board appointed "John A. Crum, James G. Ivey and Mr. Segner as the members of the MEP Committee…" Please explain any differences between the MEP Committee appointed on December 5, 2016 and the MEP Committee that functioned prior to such appointment.

6. We note your disclosure on page 16 that MEP and EEP evaluated several strategic alternatives including "(i) asset sales, (ii) mergers, (iii) joint ventures, (iv) reorganizations or recapitalizations and (v) further reductions in operating and capital expenditures." Please expand your disclosure to describe the alternatives and the reasons you rejected each alternative.

7. Please provide additional disclosure about the reasons EEP determined that none of the indications of interest received as part of the Sale Process Transaction provided the basis for consummating a transaction in which EEP was willing to participate at the time.

8. Each presentation by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize the December 20, January 9, and January 24 presentations by Evercore.

Reasons for the MEP Committee's Recommendation, page 29

9. We note that the MEP Committee considered the Evercore opinion. If the MEP Committee intends to adopt the analysis and opinion of the financial advisor, as, for instance, the required analysis of going concern value, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Release No. 34-17719 (April 13, 1981).

10. Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in your discussion of the fairness determination to unaffiliated security holders. To the extent a factor in Instruction 2 was not considered in your determination, you should briefly address why for each such factor.

11. Please provide the disclosure required by Item 1014(d) of Regulation M-A.

12. Please eliminate the reference to "arm's-length negotiations between Enbridge and the MEP Committee," which is inappropriate in a transaction between affiliates.

Unaudited Financial Projections of MEP and MOLP, page 33

13. Disclosure states that MEP management did not provide any other financial projections to Evercore. However, the Evercore presentations appear to include projections that are not included here. See, for example, pages 24, 50 and 51 of Exhibit (c)(5). Please advise.

Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee, page 36

14. Please disclose that Evercore Group L.L.C. has consented to the use of the fairness opinion. In this regard, we note the limitation on reliance in the penultimate paragraph of the opinion.

General, page 46

15. Please disclose the compensation received or to be received as a result of the relationship between Evercore and its affiliates and MEP and its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger, page 47

16. In making the statement on fairness required by Item 1014(a) of Regulation M-A, the parties use the qualifier "substantially." Please revise here, and throughout the filing, to more clearly and consistently state whether the filing persons believe that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated Unitholders.

Effects of the Merger, page 49

    17. Please include the disclosure required by Instruction 3 of Item 1013 of Regulation M-A.

Cautionary Statement Regarding Forward-Looking Statements, page 54

    18. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act. Please revise this section accordingly.

Incorporation of Certain Documents by Reference, page 78

    19. Please tell us how you are eligible to incorporate by reference.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact David Orlic, Special Counsel, at 202-551-3503, Christina Thomas, Staff Attorney, at 202-551-3577, Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jesse P. Myers, Esq.